DAVIS POLK & WARDWELL

Nicholas Adams Kronfeld 212 450 4950 nicholas.kronfeld@dpw.com	450 Lexington Avenue New York, NY 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

June 22, 2007

Re:	Compañía de Telecomunicaciones de Chile S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 Filed on April 13, 2007 (File No. 1-10579)

Mr. Larry Spirgel
Assistant Dirctor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

Compañía de Telecomunicaciones de Chile S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated June 5, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company has commenced work on a letter responding to the Staff’s comments.  However, in part as a result of the fact that the Company received the Comment Letter on Tuesday, June 19, 2007, the Company believes that it will require additional time to consider and respond fully to the Staff’s comments.

Accordingly, on behalf of the Company, and as discussed by telephone with the Staff, we respectfully request an extension of time to respond to the Comment Letter to July 16, 2007.

Mr. Larry Spirgel	2	June 22, 2007

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (212) 450-4950 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment letter.

Very truly yours,

/s/ Nicholas A. Kronfeld

Nicholas A. Kronfeld

cc:       Julio Covarrubias Fernandez
Compañía de Telecomunicaciones de Chile S.A.